Greenbriar Sustainable Living Inc.
 Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Montalva Update

May 21, 2024	Trading Symbol:
TSX Venture Exchange: GRB US OTC Market: GEBRF

Scottsdale, Arizona, May 21st, 2024 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce the company update from Luis Baco, JD, LL.M, on the 160MWdc Montalva solar project.

To clarify some statements in the Federal Oversight & Management Board's (FOMB) April 24, 2024, letter to Mr. Clifford Webb, President of PBJL Energy Corporation, regarding the Montalva Solar Farm project, Greenbriar/PBJL has worked diligently with PREPA over the past few months to finalize a revised PPOA as per the settlement reached between the parties and submitted to the Puerto Rico Energy Bureau (PREB) on October 3, 2023.

The September 1, 2023, PBJL letter referred to in the FOMB communication, predates the October 3 settlement with PREPA. Therefore, the new conditions resulting from the settlement are not addressed or even acknowledged by the FOMB in its letter.

The revised PPOA will be based on the 2020 PPOA as approved by both PREPA and PREB back then, but with the necessary amendments to make it financeable in the new market realities of 2024.

This work is happening now. Thus, PREPA has not submitted the revised PPOA to PREB for its final approval. In a process that mirrors the one from 2020, only after PREPA Board and PREB approval are secured for the final PPOA, will the revised PPOA be submitted to the FOMB for its consideration.

Once the formal submission for approval is made, it will be outside of the current RFP/tranche process. Rather, it would be filed pursuant to the agreed upon settlement with PREPA that is based on circumstances related to the FOMB's refusal to approve, not only Montalva, but 13 other renewable energy legacy projects in 2020, and had been the subject of an administrative proceeding before PREB until settlement was reached.

I have spent more than three decades working in the U.S. Federal and Puerto Rico Government relations field as a Legislative Attorney and consultant. I have also served as Chief of Staff to three out of the last five Puerto Rico Resident Commissioners in Congress, and Deputy Director of the Puerto Rico Governor's office in Washington, DC. I know this has been a long path for Montalva, but our efforts remain and are directed towards a successful outcome.

“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Sincerely,

"Luis Baco"

Luis E. Baco, JD LL.M

Senior Legislative and Government Advisor

Contact:

Jeff Ciachurski

949-903-5906

About Greenbriar Capital Corp:

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued sustainable assets directed at accretive shareholder value.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debenture and the use of gross proceeds. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include those described under the heading “Risks and Uncertainties” in the Company’s most recently filed MD&A (a copy of which is available under the Company’s SEDAR profile at www.sedarplus.ca). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF